                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

      For the fiscal year ended December 31, 2004,

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

      For the transition period from ________ to _________.

                             COMMISSION FILE NUMBER
                                     1-9645

              CLEAR CHANNEL ENTERTAINMENT, INC. 401(k) SAVINGS PLAN
                            (Full title of the plan)

                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 EAST BASSE ROAD
                            SAN ANTONIO, TEXAS 78209
                            TELEPHONE (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

              CLEAR CHANNEL ENTERTAINMENT, INC. 401(k) SAVINGS PLAN
                               INDEX TO FORM 11-K

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm.........................   3

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2004
  and 2003......................................................................   4

Statement of Changes in Net Assets Available for Plan Benefits Year
  Ended December 31, 2004.......................................................   5

Notes to Financial Statements...................................................   6

Supplemental Schedules:

Schedule of Assets (Held at End of Year) as of December 31, 2004................  11

Schedule of Delinquent Participant Contributions Year Ended December 31, 2004...  12

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           CLEAR CHANNEL ENTERTAINMENT, INC. 401(k) SAVINGS PLAN

                           Date: June 27, 2005

                           By: /s/ Randall T. Mays
                               -------------------------------------------------
                               Name: Randall T. Mays
                               Title: Executive Vice President/Chief Financial
                                      Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Clear Channel Entertainment, Inc. 401(k) Savings Plan
San Antonio, Texas

We have audited the financial statements of the Clear Channel Entertainment, Inc. 401(k) Savings Plan as of December 31, 2004 and 2003, and for the year ended December 31, 2004, as listed in the accompanying contents page. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Clear Channel Entertainment, Inc. 401(k) Savings Plan as of December 31, 2004 and 2003, and the changes in its net assets available for plan benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, and schedule of delinquent participant contributions for the year ended December 31, 2004, are presented for the purpose of additional analysis and is not a part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2004, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Antonio, Texas
June 22, 2005

CLEAR CHANNEL ENTERTAINMENT, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2004 AND 2003

                                                           2004        2003
ASSETS

INVESTMENT:
Plan interest in Clear Channel Communications, Inc. -
  Master Trust                                         $47,132,906  $39,576,313
                                                       -----------  -----------
RECEIVABLES:
Employer's contribution                                     45,312            -
Participants' contributions                                142,880      127,538
                                                       -----------  -----------

Total receivables                                          188,192      127,538
                                                       -----------  -----------

TOTAL ASSETS                                            47,321,098   39,703,851
                                                       -----------  -----------
LIABILITIES

Expenses payable                                               964        1,167
                                                       -----------  -----------

TOTAL LIABILITIES                                              964        1,167
                                                       -----------  -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $47,320,134  $39,702,684
                                                       ===========  ===========

See notes to financial statements.

CLEAR CHANNEL ENTERTAINMENT, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
  Net appreciation in fair value of investments  $  2,966,240
  Dividends and interest                              991,217
                                                 ------------

Total investment income                             3,957,457
                                                 ------------

Contributions:
Employer                                            1,902,631
Participants                                        5,696,930
Rollovers                                             187,844
                                                 ------------

Total contributions                                 7,787,405
                                                 ------------

TOTAL ADDITIONS                                    11,744,862
                                                 ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                       4,122,101
Administrative expenses                                 5,311
                                                 ------------
TOTAL DEDUCTIONS                                    4,127,412
                                                 ------------

Net increase                                        7,617,450

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of year                                  39,702,684
                                                 ------------

End of year                                      $ 47,320,134
                                                 ============

See notes to financial statements.

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1.    DESCRIPTION OF PLAN

The following description of the Clear Channel Entertainment, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL -- The Plan is a defined contribution plan covering all eligible employees, as defined, of the plan sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS -- Employer contributions to the Plan include matching contributions. Additionally, elective contributions may be made annually at the discretion of the plan sponsor's Board of Directors. The employer contributions were $1,902,631 for the year ended December 31, 2004.

Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions. Each year, participants may contribute up to 25% of their eligible pay on a pre-tax basis, up to the annual IRS maximum 401(k) deferral limit of $13,000 in 2004. The IRS also limits the amount of compensation that can be taken into account for Plan purposes; for 2004, the qualified plan compensation limit was $205,000. Employees participating in the Plan who will attain age 50 by December 31, 2004, are eligible to contribute an additional $3,000 in pre-tax "Catch-Up" contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one unitized common stock fund and nineteen registered investment funds of which two are closed to new investors.

PARTICIPANT ACCOUNTS -- Each participant's account is credited with the participant's contribution and allocations of the plan sponsor's contribution and Plan earnings and charged with certain stock fund expenses and transaction fees. Allocations are based on participant account balances and participant directed transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FORFEITURES -- Participant forfeitures of non-vested contributions and unclaimed benefits are used to reduce employer contributions to the Plan. For the Plan year ended December 31, 2004, approximately $76,000 of forfeitures was used to reduce employer contributions. There are no unallocated forfeitures at December 31, 2004.

VESTING -- Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the plan sponsor's contributions is based on years of continuous service. A participant is 100% vested after five years of credited service (or upon the death, disability, or retirement of the participant).

PARTICIPANT LOANS -- Participants may borrow from $1,000 up to a maximum of the lesser of i) $50,000 reduced by the excess, if any, of (A) the highest outstanding balance of loans to the participant from the plan during the one year period ending on the day before the day the loan is made, over (B) the outstanding balance of loans to the participant from the plan on the date on which the loan is made, or ii) 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear a fixed interest rate at one percent above prime.

PAYMENT OF BENEFITS -- On termination of service, the Plan provides that benefits less than $5,000 will be paid by lump sum distribution or rollover. For benefits over $5,000, benefits may be paid in a lump sum distribution, remain in the Plan until the earlier of age 65 or death of the participant, or rolled over into another qualified plan or individual retirement account. Hardship withdrawals are available to Plan participants upon approval.

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

DECEMBER 31, 2004 AND 2003

2.    SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING -- The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's interest in the Clear Channel Communications, Inc. Master Trust is stated at fair value (see Note 3).

PAYMENTS OF BENEFITS -- Benefits are recorded when paid.

USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.    PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. MASTER TRUST

The Master Trust was established for the investment of assets of the Plan and three other Clear Channel Communications, Inc., sponsored retirement plans. These investments in the Master Trust consist of and are valued as follows:

      -     Sponsored Company stock - quoted market price

      - Registered investment funds - net asset value of shares held at December 31

      -     Participant loans - valued at cost which approximates fair value

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets.

The proportionate interest of the Plan in the Master Trust at December 31, 2004 and 2003, was approximately 8.0% and 7.6%, respectively.

The following table presents the fair values of investments and investment income for the Master Trust:

                                          2004          2003
Investments at fair value:

  Clear Channel Communications, Inc.
    common stock (unitized)           $ 57,868,991  $ 80,224,035
  Registered investment funds          516,792,816   383,304,496
  Common commingled pool                         -    48,623,212
  Participant loans                     11,593,297     9,359,973
                                      ------------  ------------

                                      $586,255,104  $521,511,716
                                      ============  ============
Investment income:

Net appreciation (depreciation) in
fair value of investments:

  Clear Channel Communications, Inc.
    common stock (unitized)           $(22,795,711)
  Registered investment funds           38,032,500
  Common commingled pool                 3,167,841
                                      ------------

                                        18,404,630
  Interest and dividends                14,276,857
                                      ------------

                                      $ 32,681,487
                                      ============

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

DECEMBER 31, 2004 AND 2003

4.    INVESTMENTS

Investments that represent 5% or more of the Plan's net assets as of December 31, 2004 and 2003, are:

                                                   2004        2003
Clear Channel Communications, Inc.
  common stock (unitized*)                      $      n/a  $1,996,389
Fidelity Low-Priced Stock Fund                  $3,260,408  $2,052,856
Fidelity Diversified International Fund         $3,110,915  $2,297,439
PIMCO Total Return Fund - Institutional Class   $4,161,630  $3,874,457
MSIFT Mid Cap Growth Portfolio - Adviser Class  $6,510,855  $5,224,349
Fidelity Puritan Fund                           $2,902,401  $2,975,533
Fidelity Dividend Growth Fund                   $7,461,694  $6,774,825
Fidelity Retirement Money Market Portfolio      $3,276,303  $3,511,706
Fidelity U.S. Equity Index Commingled Pool      $        -  $7,287,769
Spartan U.S. Equity Index Fund                  $8,198,688  $        -

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Registered investment funds                     $  3,064,998
Common commingled pool                               461,343
Clear Channel Communications, Inc.
  common stock (unitized*)                          (560,101)
                                                ------------

                                                 $  2,966,240
                                                 ============

* A non-registered fund comprised of the underlying Company stock and a short-term cash component.

5.    RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The plan sponsor paid approximately $60,000 in professional fees related to the Plan for the year ended December 31, 2004.

6.    PLAN TERMINATION

Although it has not expressed any intent to do so, the plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the employer's contributions allocated to their accounts.

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

DECEMBER 31, 2004 AND 2003

7.    TAX STATUS

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated August 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Effective January 1, 2003, the Clear Channel Entertainment, Inc. 401(k) Savings Plan was amended and restated to reflect recent amendments to the Plan and clarify certain provisions under the Plan, among other matters. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.    SUBSEQUENT EVENTS

Effective January 1, 2005, Clear Channel began limiting the 401(k) deferral percentage elections of all highly compensated employees in the Plan to a maximum of 5% of pay.

The Plan is to be amended, effective January 1, 2005, to allow Hardship withdrawals for a) the payment of burial or funeral expenses for the participant's deceased parent, spouse, children or dependents, and b) expenses for the repair of damages to the participant's principal residence that would qualify for the casualty deduction under section 165 of the IRC. The Plan is currently operating in accordance with this policy.

Effective with respect to distributions made on or after March 28, 2005, in the event of a mandatory distribution greater than $1,000, if a participant does not elect: a) to have such distribution paid directly to an eligible retirement plan in the form of a direct rollover, or b) to receive the distribution directly, then the distribution will be paid in a direct rollover to an individual retirement plan designated by the Committee.

On April 29, 2005, Clear Channel Communications, Inc. announced that its Board of Directors had approved a plan of strategic initiatives focused on significantly increasing shareholder value. The plan includes: a) an initial public offering of approximately 10% of Clear Channel Outdoor; b) the 100% spin-off of Clear Channel Entertainment; c) a $3.00 per share special dividend; and d) a 50% increase in the Company's recurring quarterly dividend.

9.    RISK AND UNCERTAINTIES

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

                             SUPPLEMENTAL SCHEDULES

CLEAR CHANNEL ENTERTAINMENT, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER: 13-3977880
PLAN NUMBER: 001
DECEMBER 31, 2004

                                               DESCRIPTION OF INVESTMENT
                                                INCLUDING MATURITY DATE,
       IDENTITY OF ISSUER, BORROWER,           RATE OF INTEREST, COLLATERAL,
          LESSOR OR SIMILAR PARTY                PAR OR MATURITY VALUE          CURRENT VALUE
----------------------------------------  ------------------------------------  -------------
      Harbor                              Small Cap Value Fund -
                                          Institutional Class                   $      91,863

      MSIFT                               Mid Cap Growth Portfolio -
                                          Adviser Class                             6,510,885

      PIMCO                               Total Return Fund -
                                          Institutional Class                       4,161,630

      Lord Abbett                         Mid-Cap Value Fund - Class Y                960,007

      Spartan                             U.S. Equity Index Fund                    8,198,688

*     Clear Channel Communications, Inc.  Common Stock (unitized)                   1,482,753

*     Fidelity Management Trust Company   Puritan Fund                              2,902,401

*     Fidelity Management Trust Company   Equity-Income Fund                          989,123

*     Fidelity Management Trust Company   Low-Priced Stock Fund                     3,260,408

*     Fidelity Management Trust Company   Diversified International Fund            3,110,915

*     Fidelity Management Trust Company   Dividend Growth Fund                      7,461,694

*     Fidelity Management Trust Company   Small Cap Stock Fund                        405,197

*     Fidelity Management Trust Company   Freedom Income Fund                          42,610

*     Fidelity Management Trust Company   Freedom 2000 Fund                            34,937

*     Fidelity Management Trust Company   Freedom 2010 Fund                         2,199,404

*     Fidelity Management Trust Company   Freedom 2020 Fund                           285,090

*     Fidelity Management Trust Company   Freedom 2030 Fund                           261,368

*     Fidelity Management Trust Company   Freedom 2040 Fund                           155,616

*     Fidelity Management Trust Company   Retirement Money Market Portfolio         3,276,303

*     Fidelity Management Trust Company   Growth Company Fund                         638,987

      Participant Loans                   Various due dates with interest
                                            rates between 5% - 10.5%                  703,027
                                                                                -------------
                                                                                $  47,132,906
                                                                                =============

*     Denotes party-in-interest

See accompanying report of independent registered public accounting firm.

CLEAR CHANNEL ENTERTAINMENT, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4(a): SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS EMPLOYER IDENTIFICATION NUMBER: 13-3977880
PLAN NUMBER: 001
YEAR ENDED DECEMBER 31, 2004

             TOTAL THAT CONSTITUTE NONEXEMPT PROHIBITED TRANSACTIONS

                                                                  TOTAL
 PARTICIPANT                                  CONTRIBUTIONS   FULLY CORRECTED
CONTRIBUTION                   CONTRIBUTIONS     PENDING         UNDER VFCP
 TRANSFERRED    CONTRIBUTIONS    CORRECTED    CORRECTION IN       AND PTE
 LATE TO PLAN   NOT CORRECTED  OUTSIDE VFCP       VFCP            2002-51
$         569*  $           -  $           -  $           -  $            569*

* Form 5330 was filed on April 15, 2005, excise tax paid, and correction made under EPCRS and in accordance with VFCP.

See accompanying report of independent registered public accounting firm.

                                  EXHIBIT INDEX

23.1  Consent of The Hanke Group, P.C.